82 Main Street

Bar Harbor, Maine 04609

April 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bar Harbor Bankshares
Registration Statement on Form S-4
Request for Acceleration of Effectiveness
File No. 333-286627

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-4, Bar Harbor Bankshares (the “Company”) hereby requests that said Registration Statement on Form S-4 be declared effective on Friday, May 2, 2025 at 2:00 p.m., Eastern time, or as soon thereafter as practicable.

If you have any questions regarding this request, please telephone Edward G. Olifer of Kilpatrick Townsend & Stockton LLP at 202.508.5852.

Very truly yours,

BAR HARBOR BANKSHARES

/s/ Curtis C. Simard
Curtis C. Simard
President and Chief Executive Officer

cc:         Robert Arzonetti, U.S. Securities and Exchange Commission